Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 26, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11513
FT Short Duration Fixed Income Model Portfolio, 3Q ‘24
(the “Trust”)
CIK No. 2016522 File No. 333-279393

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, through the Trust's investment in the Funds, the Trust has principal risk exposure to common stocks, covenant-lite loans, U.S. Treasury obligations, American Depositary Receipts, Global Depositary Receipts and New York Registry Shares.” The Staff notes this paragraph should focus on the types of investments the Trust will be exposed to, not the principal risk exposure of these investments. Accordingly, please delete the phrase “principal risk” from the above disclosure.

Response:       In accordance with the Staff’s comment, “principal risk” will be removed from the above referenced disclosure.

Risk Factors

2.       If the Funds held by the Trust invest in emerging markets, please add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in emerging market companies, appropriate risk disclosure will be added to the Trust’s prospectus.

3.       If investment in distressed debt securities is a principal investment for the Trust, please add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has material exposure to distressed debt securities, appropriate risk disclosure will be added to the Trust’s prospectus.

4.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate risk disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon